EXHIBIT 23.3
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                         CONSENT OF INDEPENDENT AUDITORS



The Board of Directors
University.com, Inc.:

We consent to the use of our report dated July 22, 2000, except as to note 9(c) which is as of October 24, 2000 and notes 9(a) and 9(b) which are as of January 18, 2001 26, 2000, on the financial statements of University.com, Inc. included herein and to the reference under the heading "Experts" in the EntrePort Corporation SB-2/A registration statement.

Our report contains an explanatory paragraph that states that University.com, Inc. has incurred net losses since inception, and has total stockholders' equity and working capital deficiency that raise substantial doubt about University.com, Inc.'s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.


/s/ KPMG LLP

Minneapolis, MN
January 31, 2001